

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2021

James Hippel
Chief Financial Officer
Bio-Techne Corporation
614 McKinley Place N.E.
Minneapolis, MN 55413

      Re: Bio-Techne Corporation
          Form 10-K for the Fiscal Year Ended June 30, 2020
          Filed August 26, 2020
          File No. 000-17272

Dear Mr. Hippel:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences